SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*


                             The West Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   953348-109
                                 (CUSIP Number)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                                Page 1 of 9 Pages

CUSIP No. 953348-109              13G                         Page 2 of 9 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) /x/
                                                  (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware Corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          440,620

6        SHARED VOTING POWER        470,690

7        SOLE DISPOSITIVE POWER           0

8        SHARED DISPOSITIVE POWER   470,690

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               911,310

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.5%

12       TYPE OF REPORTING PERSON*

         HC

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 953348-109                     13G                   Page 3 of 9 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                           (a) /x/
                                           (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          440,620

6        SHARED VOTING POWER        373,250

7        SOLE DISPOSITIVE POWER           0

8        SHARED DISPOSITIVE POWER   373,250

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               813,870

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               5.5%

12       TYPE OF REPORTING PERSON*

         BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 953348-109                   13G                     Page 4 of 9 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust FSB

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) /x/
                                                   (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Federal Savings Bank

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER                0

6        SHARED VOTING POWER         97,440

7        SOLE DISPOSITIVE POWER           0

8        SHARED DISPOSITIVE POWER    97,440

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               97,440

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0.6%

12       TYPE OF REPORTING PERSON*

         BK


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 953348-109                13G                       Page 5 of 9 Pages


Item 1 (a).  Name of Issuer:

         The West Company, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

         101 Gordon Drive
         Lionville, PA  19341-0645

Item 2 (a).  Name of Persons Filing:

         Wilmington Trust Corporation,
         Wilmington Trust Company and Wilmington Trust FSB

Item 2 (b).  Address of Principal Business Office:

         1100 North Market Street, Wilmington, DE  19890

Item 2 (c).  Citizenship:

         Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation; and Wilmington Trust FSB is a Federal Savings Bank.

Item 2 (d).  Title of Class of Securities:

         Common Stock

Item 2 (e).  CUSIP Number:  953348-109

Item 3. The persons filing this Schedule 13G are:

         Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company and Wilmington Trust FSB are each Banks as defined in Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned by
                  Wilmington Trust Corporation:    911,310
                  Wilmington Trust Company:        813,870
                  Wilmington Trust FSB:             97,440

CUSIP No. 953348-109                13G                        Page 6 of 9 Pages


         (b)  Percent of Class for
                  Wilmington Trust Corporation:   5.5%
                  Wilmington Trust Company:       5.5%
                  Wilmington Trust FSB:           0.6%

         (c)  Number of shares as to which Wilmington Trust
                      Corporation has:

              (i)    sole power to vote or direct the vote:
                     440,620

              (ii)   shared power to vote or direct the vote:
                     470,690

              (iii)  sole power to dispose or to direct the disposition of:
                     0

              (iv)   shared power to dispose or to direct the disposition of:
                     470,690

              Number of shares as to which Wilmington Trust Company has:

              (i)   sole power to vote or direct the vote:
                    440,620

              (ii)  shared power to vote or direct the vote:
                    373,250

              (iii) sole power to dispose or to direct the disposition of:
                    0

              (iv)  shared power to dispose or to direct the disposition of:
                    373,250

              Number of shares as to which Wilmington Trust FSB has:

              (i)   sole power to vote or direct the vote:
                    0

              (ii)  shared power to vote or direct the vote:
                    97,440

              (iii) sole power to dispose or to direct the disposition of:
                    0

              (iv)  shared power to dispose or to direct the disposition of:
                    97,440

CUSIP No. 953348-109                       13G                 Page 7 of 9 Pages


Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK

Item 8.  Identification and Classification of Members of the Group:

         Wilmington Trust Corporation:  HC
         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 953348-109                 13G                       Page 8 of 9 Pages


Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President

WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary



Dated:  February 6, 1998

CUSIP No. 953348-109                   13G                    Page 9 of 9 Pages

                             JOINT FILING AGREEMENT


Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such
Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 6th day of February, 1998.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President

WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary